EXHIBIT 99.1

KAMADA LTD.

2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

Notice of Results of the Extraordinary General Meeting of Shareholders held on March 25, 2020

Kamada Ltd. (the “Company”) today announced that all of the proposals presented for approval at its Extraordinary General Meeting of Shareholders held on March 25, 2020 in Rehovot, Israel (the “Meeting”), each as described in the Proxy Statement for the Meeting filed by the Company with the Securities and Exchange Commission as an exhibit to the Company’s Report on Form 6-K on February 13, 2020, were duly approved by the shareholders of the Company. Accordingly, at the Meeting, the shareholders of the Company approved the following:

1.	The amendment of the Company's Compensation Policy for Executive Officers and Compensation Policy for Directors.

2.	The grant of options to each of the currently serving directors.

3.	The amendment to the compensation terms and a one-time award of equity-based compensation, consisting of options and restricted shares, to Mr. Amir London, the Company’s Chief Executive Officer.